SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

784109209

(CUSIP Number)

Jean Diamond

c/o Homrich Berg

3060 Peachtree Road, Suite 830

Atlanta, Georgia 30305

Tel: (404-264-1400)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
CUSIP NO. 784109209		Page 2 of 3 Pages

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification Nos. Of Above Persons Jean Diamond

(2)	Check the appropriate Box if a Member of a Group (a) (b)

(3)	SEC Use Only

(4)	Source of Funds
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned	(7) Sole Voting Power 19,447
Each Reporting Person With	(8) Shared Voting 19,447
(9) Sole Dispositive 19,447
(10) Shared Dispositive Power 19,447

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,447

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row 11 0.38%

(14)	Type of Reporting Person IN

 *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 784109209		Page 3 of 3 Pages

Item 1.     Security and Issuer.

This Amendment No. 5 (the “Amendment”) is filed by Jean Diamond (“Mrs. Diamond”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Item 5 of the initial Statement on Schedule 13D filed by Mrs. Diamond on December 19, 2007, Amendment No. 1 filed on February 2, 2009, Amendment No. 2 filed on July 30, 2009, Amendment No. 3 filed on January 20, 2010 and Amendment No. 4 filed on January10, 2012 (the initial Schedule 13D and together with the Amendments, the “Statement”).  The Statement relates to the shares of common stock, par value $0.01 per share (the “Shares”), of SED International Holdings, Inc., a Georgia corporation (the “Company”), whose principal executive offices are located at 3505 Newpoint Place, #450 Lawrenceville, Georgia 30043.

Item 5.    Interest in Securities of the Issuer.

(a)	The Reporting Person is deemed to beneficially own all 19,447 Shares, representing 0.38% of the outstanding Shares calculated in accordance with Rule 13d-3 of the Exchange Act. The percentage of outstanding Shares beneficially owned by the Reporting Person is based upon 5,155,405 outstanding Shares as of February 1, 2013 pursuant to the Company’s quarterly report on Form 10Q for the period ended December 31, 2012; and

(b)	The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 19,447 Shares beneficially owned by her; and

(e)	On January 9, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2013

/s/ Jean Diamond

Jean Diamond